Exhibit 99.1

Company:	Attunity
Conference Title:	Attunity 2Q 2013 Conference Call
Presenter:	Shimon Alon, Dror Harel-Elkayam, Garth Russell
Date:	Thursday 25 July 2013 – 15h00

Operator:
Good day and welcome to the Attunity First Quarter 2013 Earnings conference call. Today’s conference is being recorded. At this time I would like to turn the conference over to Mr. Garth Russell with KCSA Strategic Communications. Please go ahead, sir.

Garth Russell:
Thank you. Before turning the call over to management, I would like to make the following remarks concerning forward-looking statements. All statements in this conference call other than historical facts are forward-looking statements. The words ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘intend’, ‘guidance’, ‘confidence’, ‘target’, ‘project’ and other similar expressions typically are used to identify forward-looking statements. These forward-looking statements are not guarantees of future performances and may involve and are subject to risks and uncertainties and other factors that may affect Attunity’s business, financial condition and other operating results which include, but are not limited to, the risk factors and other qualifications contained in Attunity’s Annual Report on Form 20-F, quarterly reports that are filed in a 6-K, and other reports filed by Attunity with the SEC to which your attention is directed. Therefore, actual outcomes and results may differ materially from what is expressed or implied by these forward-looking statements. Attunity expressly disclaims any intent or obligation to update these forward-looking statements.

During this call we may also present certain non-GAAP financial measures such as non-GAAP net income and certain ratios that are used with these measures. In our press release and the financial tables issued earlier today, which is located on our website at attunity.com, you will find our definitions of these non-GAAP financial measures, a reconciliation of these non-GAAP financial measures with the closest GAAP financial measures, as well as a discussion about why we think these non-GAAP financial measures are relevant to our results. These financial measures are included for the benefit of investors and should not be considered instead of the GAAP measures.

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At this time it is now my pleasure to turn the call over to Shimon Alon, Chairman and Chief Executive Officer of Attunity. Shimon, the floor is yours.

Shimon Alon:
Thank you Garth, and thank you everyone for joining our call today. Since the first quarter, we have made significant progress, growing our revenues, generating profits, and building momentum in order to meet our goals for the year. With me today is Dror Harel-Elkayam, our Chief Financial Officer. We will be providing an overview of our financial results, and then some details regarding our performance during the quarter. After our prepared remarks, Dror and I would be happy to answer any questions you may have. With that said, let’s get started.

As we announced this morning, we grew licensed revenue by 92% and total revenue by 33% compared with the first quarter of 2013. This revenue growth is attributed to effective marketing activities, accelerated sales performance, and ancillary activities with our partners.

With respect to sales execution, we have engaged a growing number of prospects and customers for our direct sales activities. We have seen stronger performance from our U.S. sales force both quarter-to-quarter and year-over-year. I am pleased to say that this growth can be mostly attributed to increased contribution from our new salespeople, as well as strength of our flagship product Attunity Replicate, which now makes up the majority of our licensed revenue. Later, I will discuss how our replication technologies are used to enable big data analytics by customers using data warehouses, such as Pivotal, Greenplum, Teradata, and Amazon Redshift.

Extending into new territories is an important part of our overall growth strategy. As part of this effort, we have signed several new resellers in Mexico and Brazil, and started to see increased activity in the region. We have already closed a deal with a major financial institution. These activities complement the work that we are already doing to extend our business in Asia and Europe.

Moving on to our marketing activities, we are strengthening our brand, and have been consistently recognized for the value that our data and file replication products provide for big data and for the cloud market. This past quarter, Attunity’s solutions were highlighted by several leading industry publications. This includes being selected as one of the Most Important Companies in Big Data by Database Trends and Applications Magazine. Attunity was also named to the CRN Big Data 100 list.

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In order to accelerate our marketing initiatives, we have hired a new VP of marketing, Mr. Lawrence Schwartz. Under his leadership, we are focused on generating near-term leads by revamping our marketing approach. This includes growing overall awareness and inbound traffic by:

- Using customers to directly promote our message in a variety of forms, including webinars and - Expanding our telemarketing efforts in Europe

- Exposing Attunity to a wider range of big data industry analysts and media, and

- Working very close with our partners to develop a series of webinars that are jointly promoted to larger audiences.

These activities have complemented and increased number of programs for both prospective and existing customers.

In respect to our partner activities in the quarter, we have seen increased activity with Greenplum, following its spin out from EMC into Pivotal. We work and collaborate more closely with their sales organization and closed several deals for Greenplum data warehousing customers, with several more deals in the pipeline. For example, Pivotal introduced us to one of the largest financial services institutions in North America. This particular customer needed to load data into Greenplum to support analytics on strategic investment products. The customer saw the immediate benefit of our click-to-load solution that accelerated the data loading process and selected Attunity within just a few weeks.

We are also starting to experience growth in selling our solutions for Teradata, which has the largest share of the enterprise data warehousing market. I'm pleased to say that we have successfully closed our first deal with a Teradata customer. This US based customer is using big data analytics and needed to use real-time data to enable supply chain management intelligence. Our high-performance integration with Teradata and our complete automation made Attunity the perfect solution. We are also seeing more Teradata customers who are evaluating our solutions with favourable results. We expect this partnership to contribute to our growth in the future quarters. In addition to our existing data warehouse partners, including Pivotal, Teradata, Oracle, Amazon, and Actian we plan to introduce new partnerships with large data warehouse vendors in the second half of the year.

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Beyond our activities’ enterprise datacenters, we are also seeing growing adoption for our solutions that enable big data analytics in the cloud. For example, a large media company is now using Attunity CloudBeam to load terabytes of data for analytics with Amazon Elastic Map Reduce. Yet another example is the leading online domain brokerage that is using Attunity CloudBeam to load data from its on-premise database into Amazon Redshift, which is Amazon data warehouse in the cloud. By leveraging Attunity, this customer was able to locate data in minutes and save months of development work.

Given the demonstrated value we have delivered to customers thus far, Amazon Web Services is introducing us to new customers and has invited us to participate in several joint webinars with them that highlight our solutions. These activities have begun to generate customers and leads for our pipeline.

The steps I have described have already started to improve our performance allowing us to rapidly close the year over year gap. Our Q2 total revenue are 5% lower compared to the same quarter of 2012, showing significant improvement over the gap in Q1.

I will now turn the call over to Dror Harel-Elkayam, our CFO, to discuss details of our financials. Dror.

Dror Harel-Elkayam:
Thank you, Shimon. Total revenue for the second quarter of 2013 decreased by 5% to $6.1 million compared, with $6.4 million for the same period of 2012. This is mostly attributable to an 8% decline in total license revenues to $3.3 million compared with $3.6 million for the same period of 2012.

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Our cost of sales for the second quarter decreased by 5% to $512,000 from $537,000 in the second quarter of 2012. This is mainly due to a decrease in software development expenses which were fully amortized by December 2012.

Our R&D expenses amounted to $1.9 million in both Q2 2013 and 2012, and were 31% and 30% of total revenues respectively.

Our sales and marketing expenses for the second quarter increased by 11% to $2.8 million from $2.5 million in the second quarter last year. This is mostly due to the increase in headcount of our sales and marketing team during the second half of 2012 and Q1 2013 and to an increased marketing budget.

As a result, sales and marketing expenses for the second quarter were 46% of revenue compared with 40% of revenue for the same period last year. This increase as a percentage of revenue is a mixture of higher costs and lower revenue for the second quarter of 2013, compared with the same period last year. We expect that the increase in salespeople when they are fully ramped will drive higher revenue in the second half of 2013.

General and administrative expenses for the second quarter were 13% as a percentage of total revenue, or $793,000, compared with 12% for the same period in 2012, or $747,000. The increase is mostly attributable to an increase in corporate expenses.

Operating income for the second quarter was $108,000, compared with $688,000 for the same period last year. Operating income included a total of $326,000, mainly in equity-based compensation, acquisition-related expenses, and amortization. This is compared with $461,000 of similar expenses in the second quarter of 2012. Excluding these items, non-GAAP operating income for the second quarter was $434,000, compared with $1.1 million for the same period last year.

Net income for the second quarter of 2013 was $180,000, or $0.02 per diluted share, compared with $508,000 in the second quarter of 2012, or $0.04 per diluted share. Non-GAAP net income for the second quarter was $371,000, compared with $1.2 million for the same period last year. Non-GAAP net income for the second quarter of 2013 exclude expenses in a total of $191,000 mostly attributable to amortization related to the acquisition of RepliWeb, equity-based compensation expenses, and noncash financial income resulting from re-evaluation of liabilities presented at fair value.Non-GAAP net income for the second quarter of 2012 excluded $724,000 in similar expenses.

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Moving to the balance sheet – as of June 30, 2013, we had cash and cash equivalents of approximately $1.8 million compared with $3.8 million as of December 31, 2012. The decrease is attributable to the $2 million earn-out payment made earlier this quarter in respect to the RepliWeb acquisition completed in September 2011. We expect that our cash, combined with our line of credit, will satisfy our operational needs.

Our shareholders’ equity has decreased to $9 million as of June 30, 2013, compared with $9.6 million as of December 31, 2012.

Now, I would like to turn the call back over to Shimon for some closing comments.

Shimon Alon:
Thank you Dror. So to recap with our long-term growth initiatives in mind, we were able to lay the foundation for increased lead generation, a stronger sales and marketing force, and the ability to expand into new market through the use of OEM, reseller, and go-to-market partners. With the positive momentum this quarter, we are setting the stage to grow on a long-term basis. We have demonstrated our ability to remain resilient through difficult times, and we expect to see these results come to fruition during the second half of the year.

Before we conclude our prepared remarks, I would like to thank all our customers, all our partners, employees, and all the investors for their firm support. We will now open the call to questions and I would like to ask the operator, Lisa, to open the call please.

Operator:
Thank you. Ladies and gentlemen, if you would like to ask a question at this time, please press the star or asterisk key, followed by the digit 1 on your telephone. Please ensure that the mute function on your telephone is switched off to allow your signal to reach our equipment. Once again, that’s star 1 if you would like to ask a question at this time. We’ll pause for just a moment to allow everyone to signal.

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We will now take our first question from Chad Cooper of Ascendiant Capital. Please go ahead.

Chad Cooper:	Hey Shimon. Congratulations, Great quarter.

Shimon Alon:	Thank you.

Chad Cooper:	Just wanted to know, you gave revised guidance after Q1 of $27 million to $30 million of revenues and didn’t provide any update, this quarter, is that number still accurate?

Shimon Alon:	Yes, we have not made any changes to our annual guidance.

Chad Cooper:	Okay, so given that annual guidance in Q3 just doing that you should be at a new quarterly revenue record for the quarter, is that accurate?

Shimon Alon:	As we have showed before, we say the second half of the year will have strong growth, and we expect both Q3 and Q4 to represent this growth.

Chad Cooper:	Got it. Thank you very much.

Operator:	We will now take our next question from Donald Besser of Manchester Management, please go ahead.

Donald Besser:
Hi. Thank you for updating the guidance; that was my first question. Could you talk a little bit more about, you mentioned that you may have progress with Pivotal, you have got an order from Teradata, customer was excited and ordered right away. Can you give us some idea what the size of these orders are, are they by seat or by, is it just an overall – how does one customer be a much larger order than another one?

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Shimon Alon:
The way we license our technology – when we talk about licensing, we license it by the size of the data warehouse of the database. That is a very simple way to know of the size of the server. It goes by the number of cores, or other methods and our pricing is based on size, assuming the bigger the data warehouse, the more data will flow into. It is a simple method. On top of that, we’re adding – as you know, we’re moving data from source to target index. So how sources, how many targets, and that’s how we’re calculating it.

In the data warehouse market I will say Teradata definitely is the largest data warehouse that exists, and definitely the others have significant numbers, as well as significant size. The average deal would be around $150,000 to $200,000. We can see it going all the way to $700,000, but it’s definitely passing $100,000.

Donald Besser:	Good. Okay. Thank you very much. Thank you.

Dror Harel-Elkayam:	Thank you.

Operator:	Once again, ladies and gentlemen, if you would like to ask a question at this time, please press star 1 on your telephone keypad. That’s star 1 if you would like to ask a question over the audio.

We will now take our next question from Noah Steinberg of G2 Investment Partners, please go ahead.

Josh Goldberg:
Hey guys, it’s Josh Goldberg here. Just two quick ones, on your license revenue growth to $3.3 million, still down year over year, could you break out how much of that was OEM or current channel versus direct, and I have a follow up.

Shimon Alon:
We don’t break it down but as I mentioned in the call, we said the direct sales force actually grew both year over year, quarter over quarter. So direct sales force did very well and that’s how we achieved the 93% growth in license revenue, 92%.

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The OEM, as you know, we’re still resolving the issue with the OEM partners, that has been resolved but revenue will kick in the first quarter with the agreement we signed at the end of Q1, then reporting the numbers during this quarter, and then we’ll know the numbers and that was a little bit of a drawback. We are back with the Pivotal, first Teradata, so direct sales did well, some of the OEM did well, we just have to continue to pick up little bit more from those that we had some issues with.

Josh Goldberg:	Okay. Can you talk a little more about our pipeline right now?

Shimon Alon:
Yes. And again, I said we see a very strong momentum as we go into Q3. I’d say with my experience over the last five years with the company we never had so early starting strong pipeline as we go forward. Of course, we cannot know how many of them will be closed in Q3 and how many will be closed in Q4, but we are seeing very strong, nice pipeline. It’s a combination of market demand and I think our competitive products are being very well accepted by the market and that’s why we’re gaining the momentum.

Josh Goldberg:	Got you. Okay, great. Thanks.

Operator:	We will now take our next question Ben Rogoff of Polar Capital. Please go ahead.

Ben Rogoff:
Hi. Thanks very much for taking the question. It’s just a quick one. On the balance sheet, I guess you paid out the last payments to RepliWeb. Can you just talk about your ability to fund working capital and just if the pipeline is improving, how comfortable you are with the current balance sheet position?

Dror Harel-Elkayam:
Thanks for the question. I feel comfortable with the cash balance. As I stated earlier, the cash balance will satisfy our operational needs. On top of that, we have a line of credit available for us. If you take a look at our AR and our working capital, excluding the deferred revenue balance, you will see that we’re even in better shape compared to last quarter and in better shape compared to most of the 2012. So, we feel comfortable with that.

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Shimon Alon:
I just like to add one comment here. The payment we paid to RepliWeb, which was a one-time payment, we have no other payments to anybody. We have no loans, we have no debt. And therefore from now on every penny we generate belongs to us.

Ben Rogoff:	Very good. Thank you very much.

Operator:	We will now take our next question from Mark Gomes of Poised To Triple Research. Please go ahead.

Mark Gomes:	Hi, gentlemen. Nice rebound quarter. I got bounced off the call little earlier. I was wondering if this question was asked, wondering what your current break-even point would be?

Dror Harel-Elkayam:	In terms of expenses?

Mark Gomes:	Yes. Based on your expense, your anticipated expense structure for the second half of the year, would your anticipated break-even revenue level would be?

Dror Harel-Elkayam:	The annual breakeven point?

Mark Gomes:	Annual or quarterly.

Dror Harel-Elkayam:
So as you saw from our financials, the expenses, the quarterly expenses are in the region of $5.5 million to $5.6 million every quarter. So if you multiply it by two times you’ll get the breakeven in terms of revenue.

Mark Gomes:	So you anticipate your expense levels turning stable relative to where they are right now?

Dror Harel-Elkayam:	In general, yes. And you can see with $5.7 million in expenses in Q2 we were profitable.

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Mark Gomes:
Great. And can you update us on some of your cloud initiatives and what you’re seeing there in terms of how the pipeline breaks out and in terms of which way the customers are interested in purchasing your products?

Shimon Alon:
Yes. Actually the cloud initiative is doing very well today. We focus on two areas after we initiated our CloudBeam product and engaged with many customers thanks to Amazon. We are focusing on two areas; one called the Redshift, which is the data warehousing and other one is what we call S3, the storage foundation or storage capabilities of Amazon.

We actually have very nice leads and activity in both. We will start with Redshift. We are running webinars. Amazon, we are the only company that they are inviting in when they talk about data integration. And they introduced us to hundreds people registering to this webinar, hundreds participating. We already had two or three of them where Amazon introducing us; we give the demo and discuss about it. Many times and immediately after the webinar we started to see a flow of people calling us. We are in the midst of what we call in our language “proof of concept” or evaluation and it’s moving well. We dedicated some sales and marketing people in Florida, where we have RepliWeb people there, to focus on dealing with the customers helping them to evaluate and decide.

I would say on the area of Redshift, definitely it’s a very large market very exciting and Amazon is saying it’s the fastest growing product for them. While they said we have to understand that its new for many of the customers, they are evaluating the use of it, the business, how to do it, and so on and we are a part of this evaluation. We are very happy to already have customers that willing to share later their names and give us quotes as well.

And again we see a very attractive market over there. It will take time to build the revenue because it’s a SaaS model and therefore we launched license fees to get the monthly fee. Some of the engagements we have already had monthly commitments so it’s not like they pay whenever they use; they give you a commitment and they use it very well. The S3, it’s something that was tested already and also it’s growing nicely.

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One area, Mark, to you and for the others to know, the other benefit we receive, are getting out of the cloud is that some people that are testing us for the cloud are coming back and would like to use our on premise software. So they start looking at the cloud, they know what we do, and they say, ‘Wow we need you too’, and they license software from us. We can call it trickle-down, and we have already few cases in which it’s happening right now.

Mark Gomes:
That sounds like fantastic progress. So if the pipeline does materialize as you anticipate for the remainder of the year, when would you expect that you might consider adding to the direct sales force in a meaningful manner?

Shimon Alon:	We are planning to start to add more people to the sales force in the end of Q3 and Q4 to be ready for the growth that we plan for next year.

Mark Gomes:	Okay, so is that to say that if your pipeline for next year continues to materialize as you see at this point, that would be what drives your hiring decisions?

Shimon Alon:	Yes the hiring decision is twofold. One is the demand. And secondly is the territories; the sales people are so busy that we know that we need to split it.

Mark Gomes:	Fantastic. Okay, thank you folks.

Shimon Alon:	Thank you.

Operator:
Once again, ladies and gentlemen, as a reminder that’s star 1 if you would like a question over the audio. As a final reminder ladies and gentlemen, if you would like to ask a question, please press star 1 on your telephone keypad. We will now take a follow-up question from Lowell Steinberg of G2 Investment Partners please go ahead.

Lowell Steinberg:
Hi. Can you just talk a little more about the relationship with Pivotal? Obviously EMC was a key OEM announcement for you last year and they have gone through some transitions. Tell us what happened at the beginning of the year and what gives you the confidence that things have now moved much better in a new direction going forward?

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Shimon Alon:
Yes, as you said we have a very strong relationship with EMC Greenplum. Then Greenplum was span out to become Pivotal together with VMware. This happened during the first quarter and we had no activity at that time and that of course affected our results. As we started Q2, we immediately found some of them were existing sales people, some new sales people came from VMware, but the good news is we have increased activity. Today we are having more activity than we had in second and third quarter that we had in 2012.

Due to the fact that we closed few large important accounts for Greenplum, it is nice to go with them to sales engagement and to meet with them at customer sites, where they know exactly which orders were already closed. So they respect us; they understand that we can help them.

You have to understand it’s a very competitive market for them as well. They are competing with Netezza, they are competing with Exadata, they are competing with Teradata. And therefore they need a good partner to enable the users to get the highest benefit from the solution. And we are very happy that we managed to do it. We have, as I said, already closed some, and we have a very nice pipeline by the way both in the US and outside of the US as well.

Lowell Steinberg:	Anymore update on Amazon as well?

Shimon Alon:
I provided that update just previously when Mark Gomes asked the question. I shared a lot of information about the Amazon web services generally. I just don’t want to have everybody listen to it twice. We have very strong webinars with them. They are introducing us. We have already gotten new customers; we are being evaluated by many leads and the momentum is very strong.

Lowell Steinberg:	Okay, great. Thank you.

Operator:	Once again, ladies and gentlemen, if you would like to ask a question, that’s star 1 on your telephone keypad. There are no further questions over the audio.

Shimon Alon:	Okay, I would like to thank everybody that participated in the call today.

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I just want to make one comment for everybody to be aware of. The direct sales cycle is quite fast, and we have customers that will buy within weeks or months. When we join partners,  their cycles, sales cycles, for very obvious reason may take longer. So when we are talking about Pivotal, Teradata and others, don’t immediately jump to the conclusion that everything would be closed within the next two months. It’s a nice pipeline going into Q3 and Q4, and I appreciate your patience.

With that said I would like to thank you again. We will be ready to answer any of your questions both personally and on the phone. Have a nice day. Thank you.

Operator:	That will conclude today’s conference call ladies and gentlemen. Thank you for your participation. You may now disconnect.

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